Exhibit 99.1

FF305 Page 1 of 9 v 1.3.0 Next Day Disclosure Return (Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares) Instrument: Equity issuer Status: New Submission Name of Issuer: KE Holdings Inc. Date Submitted: 27 January 2025 Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Exchange”) (the “Main Board Rules”) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the “GEM Rules”). Section I 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Changes in issued shares or treasury shares Events Changes in issued shares (excluding treasury shares) Number of issued shares (excluding treasury shares) As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3) Changes in treasury shares Number of treasury shares Issue/ selling price per share (Note 4) Total number of issued shares Opening balance as at (Note 1) 23 January 2025 3,479,616,986 0 3,479,616,986 1). Other (please specify) See Part B Date of changes 24 January 2025 % Closing balance as at (Notes 5 and 6) 24 January 2025 3,479,616,986 0 3,479,616,986

FF305 Page 2 of 9 v 1.3.0 B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date (Notes 5 and 6) 1). Repurchase of shares (or other securities) but not cancelled Date of changes 25 November 2024 644,190 % USD 6.2093 2). Repurchase of shares (or other securities) but not cancelled Date of changes 26 November 2024 650,004 % USD 6.1538 3). Repurchase of shares (or other securities) but not cancelled Date of changes 27 November 2024 621,036 % USD 6.4408 4). Repurchase of shares (or other securities) but not cancelled Date of changes 29 November 2024 639,621 % USD 6.2537 5). Repurchase of shares (or other securities) but not cancelled Date of changes 02 December 2024 629,262 % USD 6.3566 6). Repurchase of shares (or other securities) but not cancelled Date of changes 03 December 2024 616,872 % USD 6.478 7). Repurchase of shares (or other securities) but not cancelled Date of changes 04 December 2024 637,371 % USD 6.2758 8). Repurchase of shares (or other securities) but not cancelled Date of changes 05 December 2024 638,619 % USD 6.2635 9). Repurchase of shares (or other securities) but not cancelled Date of changes 06 December 2024 633,609 % USD 6.313 10). Repurchase of shares (or other securities) but not cancelled Date of changes 09 December 2024 554,508 % USD 7.2136 11). Repurchase of shares (or other securities) but not cancelled Date of changes 10 December 2024 584,466 % USD 6.8438

FF305 Page 3 of 9 v 1.3.0 12). Repurchase of shares (or other securities) but not cancelled Date of changes 11 December 2024 587,763 % USD 6.8054 13). Repurchase of shares (or other securities) but not cancelled Date of changes 12 December 2024 600,369 % USD 6.6625 14). Repurchase of shares (or other securities) but not cancelled Date of changes 13 December 2024 623,073 % USD 6.4198 15). Repurchase of shares (or other securities) but not cancelled Date of changes 16 December 2024 631,029 % USD 6.3388 16). Repurchase of shares (or other securities) but not cancelled Date of changes 17 December 2024 629,592 % USD 6.3533 17). Repurchase of shares (or other securities) but not cancelled Date of changes 18 December 2024 636,984 % USD 6.2796 18). Repurchase of shares (or other securities) but not cancelled Date of changes 19 December 2024 653,934 % USD 6.1168 19). Repurchase of shares (or other securities) but not cancelled Date of changes 20 December 2024 1,631,067 % USD 6.131 20). Repurchase of shares (or other securities) but not cancelled Date of changes 24 December 2024 1,606,533 % USD 6.2246 21). Repurchase of shares (or other securities) but not cancelled Date of changes 26 December 2024 1,616,964 % USD 6.184 22). Repurchase of shares (or other securities) but not cancelled Date of changes 27 December 2024 1,628,715 % USD 6.1362 23). Repurchase of shares (or other securities) but not cancelled Date of changes 30 December 2024 1,632,093 % USD 6.1271

FF305 Page 4 of 9 v 1.3.0 24). Repurchase of shares (or other securities) but not cancelled Date of changes 31 December 2024 1,617,318 % USD 6.1831 25). Repurchase of shares (or other securities) but not cancelled Date of changes 02 January 2025 835,203 % USD 5.9814 26). Repurchase of shares (or other securities) but not cancelled Date of changes 03 January 2025 840,603 % USD 5.9481 27). Repurchase of shares (or other securities) but not cancelled Date of changes 06 January 2025 835,998 % USD 5.9809 28). Repurchase of shares (or other securities) but not cancelled Date of changes 07 January 2025 870,924 % USD 5.741 29). Repurchase of shares (or other securities) but not cancelled Date of changes 08 January 2025 905,592 % USD 5.5212 30). Repurchase of shares (or other securities) but not cancelled Date of changes 10 January 2025 915,606 % USD 5.4609 31). Repurchase of shares (or other securities) but not cancelled Date of changes 13 January 2025 904,029 % USD 5.5308 32). Repurchase of shares (or other securities) but not cancelled Date of changes 14 January 2025 903,156 % USD 5.5361 33). Repurchase of shares (or other securities) but not cancelled Date of changes 15 January 2025 896,520 % USD 5.5771 34). Repurchase of shares (or other securities) but not cancelled Date of changes 16 January 2025 900,648 % USD 5.5515 35). Repurchase of shares (or other securities) but not cancelled Date of changes 17 January 2025 878,889 % USD 5.689

FF305 Page 5 of 9 v 1.3.0 36). Repurchase of shares (or other securities) but not cancelled Date of changes 21 January 2025 871,131 % USD 5.7437 37). Repurchase of shares (or other securities) but not cancelled Date of changes 22 January 2025 882,954 % USD 5.6628 38). Repurchase of shares (or other securities) but not cancelled Date of changes 23 January 2025 909,942 % USD 5.4948 39). Repurchase of shares (or other securities) but not cancelled Date of changes 24 January 2025 880,878 0.024 % USD 5.6761 Remarks: Issued shares as a % of existing number of issued shares before relevant share issue calculated based on the Company's total number of issued shares of 3,625,030,432 shares (comprising 3,479,616,986 Class A ordinary shares and 145,413,446 Class B ordinary shares).

FF305 Page 6 of 9 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305 Page 7 of 9 v 1.3.0 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). Repurchase report Section II 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange Yes Stock code (if listed) 02423 Description A. Repurchase report Trading date Number of shares repurchased Method of repurchase (Note 1) Repurchase price per share or highest repurchase price per share $ Lowest repurchase price per share $ Aggregate price paid $ 1). 24 January 2025 880,878 On another stock exchange New York Stock Exchange USD 5.74 USD 5.63 USD 4,999,981 Total number of shares repurchased 880,878 Aggregate price paid $ USD 4,999,981 Number of shares repurchased for cancellation 880,878 Number of shares repurchased for holding as treasury shares 0 B. Additional information for issuer who has a primary listing on the Exchange 1). Date of the resolution granting the repurchase mandate 14 June 2024 2). Total number of shares which the issuer is authorised to repurchase under the repurchase mandate 367,706,331 3). Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate (a) 81,824,268 4). As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate (a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate 2.225% 5). Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A (Note 2) Up to 23 February 2025

FF305 Page 8 of 9 v 1.3.0 We hereby confirm that the repurchases set out in A above which were made on another stock exchange were made in accordance with the applicable Main Board Listing Rules and there have been no material changes to the particulars contained in the Explanatory Statement dated 26 April 2024 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the applicable rules applying to purchases made on that other exchange. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 9 of 9 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Siting Li (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)